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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                            ACT Manufacturing, Inc.
                            ______________________
                               (Name of Issuer)


                         Common Stock, $0.1 par value
                         ____________________________
                        (Title of Class of Securities)


                                 000973-10-7
                                 ___________
                                (CUSIP Number)

   John A. Pino, c/o ACT Manufacturing, Inc., 2 Cabot Road, Hudson, MA 01749
   _________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              November 16, 1999
                              _________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 000973-10-7                13D                 PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John A. Pino
      S.S.####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,299,093
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             420,879
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          4,299,093
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          420,879
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

      4,719,972
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      29.9
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                           -----------------
CUSIP No. 000973-10-7              13D            Page 3 of 5
-----------------------                           -----------------

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 20, 1999 (the "Schedule 13D") by John
A. Pino (the "Filer") with respect to the shares of Common Stock, par value $0.01 (the "Common Stock") of ACT Manufacturing, Inc. (the "Issuer").


     This Amendment No. 1 is filed with respect to the Common Stock on behalf of the Filer. The Filer beneficially owned Common Stock subject to the voting restrictions set forth in the Voting Agreement, dated May 10, 1999, between the Reporting Person and CMC Industries, Inc., a Delaware corporation ("CMC"). The Voting Agreement is also described in Items 3 and 4 of the Schedule 13 D.

     Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13D.

     Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 3.  Source and Amount of Funds.

     The Agreement and Plan of Merger and Reorganization dated May 10, 1999, (the "Merger Agreement"), among the Issuer, East Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub") and CMC, was consummated on July 29, 1999. The Voting Agreement, which subjected shares beneficially owned by the Filer to certain voting restrictions terminated at the effective time of the Merger.

     As a result of the Merger, each issued and outstanding share of common stock, par value, $0.01, of CMC was converted into one-half (1/2) of one share of Common Stock of the Issuer. In addition, each outstanding option to purchase CMC common stock under CMC's stock option plans (each, a "CMC Common Stock Option") was assumed by the Issuer and became an option to purchase that number of shares of Common Stock of the Issuer as was equal (subject to rounding) to the number of shares of CMC common stock that was subject to such CMC Common Stock Option immediately prior to the Merger, multiplied by one-half (1/2) (each, an "Assumed Option"). The exercise price of each Assumed Option was made equal to the quotient determined by dividing the exercise price per share of CMC common stock at which such CMC Common Stock Option was exercisable immediately prior to the effective date of the Merger by one-half (1/2), rounded up to the nearest whole cent.

     On or about November 22, 1999, the Issuer conducted an underwritten public offering of its Common Stock pursuant to a Registration Statement (the "Registration Statement") on Form S-3, dated November 16, 1999 (the "Offering"). In the Offering, the Filer sold a portion of his beneficially owned Common Stock.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 4.  Purpose of Transaction.

     (a) - (b) The Voting Agreement was terminated on the effective date of the Merger, July 29, 1999.

(c)  Not applicable.

(d) Upon the consummation of the Merger, the Issuer's board of directors was increased from four (4) to six (6) persons and Mr. Frederick W. Gibbs and Mr. David S. Lee were elected to serve on the board of directors. Mr. Matthew Landa was elected to serve as the President of the Issuer.

-----------------------                           -----------------
CUSIP No. 000973-10-7              13D            Page 4 of 5
-----------------------                           -----------------

(e) The Issuer's outstanding total of Common Stock increased from 12,788,824 shares to 15,813,824 as a result of the Offering.

(f)  Not applicable.

(g)  Not applicable.

(h) - (i) Upon consummation of the Merger, the CMC Common Stock was deregistered under the Act and delisted from The Nasdaq National Market.

(j)  Not applicable.

Item 5 of the Schedule 13D is amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

     (a) The Filer is the beneficial owner of 4,719,972 shares of Common Stock or 29.9% of the class. The foregoing percentage is calculated based on the 15,813,824 shares of Common Stock reported to be outstanding in the Issuer's Registration Statement.

     (b) The Filer has sole voting and dispositive power, as the direct owner, of 4,299,093 shares of Common Stock. As a co-trustee of the John A. Pino Grantor Retained Annuity Trust dated June 15, 1998, the Filer is the beneficial owner of 420,879 shares of Common Stock which are held in trust for the Filer but of which the Filer shares voting and dispositive power.

     (c) The Filer sold 300,750 shares of Common Stock on or about November 22, 1999 in the underwritten Offering for $24.56 per share on the Nasdaq National Market.

     (d)  Not applicable.

     (e)  Not applicable.

   -----------------------                           -----------------
   CUSIP No. 000973-10-7              13D            Page 5 of 5
   -----------------------                           -----------------
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ John A. Pino
February 16, 2000                                    --------------------
                                                      John A. Pino